Filed by SLR Investment Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: SLR Senior Investment Corp.

Commission File No. 814-00849

MERGER PROPOSED – YOUR VOTE IS IMPORTANT

Our Board of Directors unanimously recommends that you vote FOR the proposal to authorize the issuance of shares of SLR Investment Corp.’s common stock to effect the acquisition of SLR Senior Investment Corp.

Dear Fellow SLR Investment Corp. Stockholder:

We are pleased to invite you to participate in our upcoming Special Meeting of Stockholders of SLR Investment Corp. (“SLRC”), to be held virtually on March 21, 2022 at 11:00 a.m., Eastern Time at www.virtualshareholdermeeting.com/SLRC2022SM.

Please review the enclosed joint proxy statement/prospectus, which describes the proposed merger of SLR Senior Investment Corp. into SLRC, as we believe the proposed merger would offer significant benefits1 to stockholders including, among others:

•

Reduced Management Fee: Upon closing, SLR Capital Partners, LLC (“SLR”) has voluntarily agreed to a permanent 25 basis point reduction of the annual base management fee payable by SLRC to SLR from 1.75% to 1.5% on gross assets while continuing with the contractual stepdown of the base management fee to 1.00% on gross assets that exceed 200% of SLRC’s total net assets.

•

Accretive to Net Investment Income (“NII”): Over the short term, the merger is expected to be accretive to NII primarily by the reduction of the base management fee paid by SLRC. Over the long term, a combination of expected expense savings, including the elimination of duplicative expenses, reduced base management fees and interest savings resulting from more efficient debt financing, are expected to drive net investment income growth. Importantly, it is anticipated that the larger scale and capital base should allow the combined company to grow NII faster than either SLRC or SUNS would be able to achieve on a standalone basis and to potentially generate higher net investment income per share.

•

Increases the Combined Company’s Scale and Liquidity: The combined company will have approximately $2 billion of total assets and approximately $1 billion of net assets, with a larger market capitalization that is expected to provide greater trading liquidity, garner additional institutional investor interest and research coverage, and enhance access to equity and debt markets.

Please vote your shares now by following the instructions below or on the enclosed proxy card.

If you have any questions, please contact your financial advisor, our proxy solicitor, Morrow Sodali at 800-607-0088, or SLRC Investor Relations at 646-308-8770.

Sincerely Yours,

/s/ Michael Gross	/s/ Bruce Spohler
Michael Gross	Bruce Spohler
Chairman and Co-Chief Executive Officer	Co-Chief Executive Officer

THREE WAYS TO VOTE

ONLINE WWW.PROXYVOTE.COM Please have your proxy card in hand when accessing the website. There are easy-to-follow directions to help you complete the electronic voting instruction form.	PHONE Call 1-800-690-6903 24 hours a day, 7 days a week. Using a touch-tone telephone, follow the simple recorded instructions.Your control number is located on the proxy card.	MAIL VOTE PROCESSING Mark, sign and date your ballot and return it in the postage-paid envelope provided.

[1]	Please refer to the accompanying joint proxy statement/prospectus for a more detailed discussion of all benefits, potential risks and expenses relating to the proposed merger.

Forward-Looking Statements

Some of the statements in this letter constitute forward-looking statements because they relate to future events, future performance or financial condition or the two-step merger (the “Mergers”) of SUNS with and into SLRC. The forward-looking statements may include statements as to: future operating results of SLRC and SUNS and distribution projections; business prospects of SLRC and SUNS and the prospects of their portfolio companies; and the impact of the investments that SLRC and SUNS expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this letter involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Mergers closing; (ii) the expected synergies and savings associated with the Mergers; (iii) the ability to realize the anticipated benefits of the Mergers, including the expected elimination of certain expenses and costs due to the Mergers; (iv) the percentage of SLRC and SUNS stockholders voting in favor of the proposals submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the risk that stockholder litigation in connection with the Mergers may result in significant costs of defense and liability; (ix) changes in the economy, financial markets and political environment, (x) risks associated with possible disruption in the operations of SLRC and SUNS or the economy generally due to terrorism, natural disasters or the COVID-19 pandemic; (xi) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); (xii) conditions in SLRC’s and SUNS’s operating areas, particularly with respect to business development companies or regulated investment companies; (xiii) general considerations associated with the COVID-19 pandemic; and (xiv) other considerations that may be disclosed from time to time in SLRC’s and SUNS’s publicly disseminated documents and filings. SLRC and SUNS have based the forward-looking statements included in this presentation on information available to them on the date of this presentation, and they assume no obligation to update any such forward-looking statements. Although SLRC and SUNS undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that SLRC and SUNS in the future may file with the U.S. Securities and Exchange Commission (the “SEC”), including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Additional Information and Where to Find It

This communication relates to the Mergers, along with related proposals for which stockholder approval is being sought (collectively, the “Proposals”). In connection with the Proposals, each of SLRC and SUNS has filed relevant materials with the SEC, including a registration statement on Form N-14, which includes a joint proxy statement of SLRC and SUNS and a prospectus of SLRC (the “Joint Proxy Statement”). The Joint Proxy Statement was mailed to stockholders of

SLRC and SUNS on or about February 7, 2022. This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. STOCKHOLDERS OF SLRC AND SUNS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SLRC, SUNS, THE MERGERS AND RELATED MATTERS. Investors and security holders are able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov or, for documents filed by SLRC, from SLRC’s website at www.slrinvestmentcorp.com and, for documents filed by SUNS, from SUNS’s website at www.slrseniorinvestmentcorp.com.

Participants in the Solicitation

SLRC, its directors, certain of its executive officers and certain employees and officers of SLR and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information about the directors and executive officers of SLRC is set forth in the Joint Proxy Statement. SUNS, its directors, certain of its executive officers and certain employees and officers of SLR and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information about the directors and executive officers of SUNS is set forth in the Joint Proxy Statement. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the SLRC and SUNS stockholders in connection with the Proposals is contained in the Joint Proxy Statement. These documents may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is not, and under no circumstances is it to be construed as, a prospectus, an advertisement, an offer to sell or a solicitation of an offer to purchase any securities in SLRC, SUNS or in any fund or other investment vehicle managed by SLR.